FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-15236

Advantest Corporation

(Translation of Registrant’s Name Into English)

Shin Marunouchi Center Building

1-6-2, Marunouchi

Chiyoda-ku

Tokyo 100-0005

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                    Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

Materials Contained in this Report:

1.	Executive summary of the Japanese-language Securities Report submitted to the Director-General of the Kanto Financial Bureau of the Ministry of Finance of Japan on June 28, 2007.

2.	English translation of the Japanese-language notice regarding resolutions adopted at the 65th ordinary general meeting of shareholders on June 27, 2007.

3.	English translation of a press release dated June 27, 2007, relating to the issuance of stock options of Advantest Corporation to Directors and Corporate Auditors.

4.	English translation of a press release dated June 27, 2007, relating to the issuance of stock options of Advantest Corporation to employees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By:	/s/ Yuichi Kurita
	Name:	Yuichi Kurita
	Title:	Director and Managing Executive Officer

Date: June 28, 2007